EXHIBIT 6

Excellence in Investing: San Francisco October 24, 2012 CORVEX MANAGEMENT LP | 712 Fifth Avenue, 23rd Floor | New York, New York 10019

Disclaimer This document is not an offer to sell, nor a solicitation of an offer to buy any security of Corvex Management LP or any other investment product. Interests in the Corvex Funds will be offered exclusively to qualified investors pursuant to the confidential private placement memorandum of such funds, which contain material information concerning the terms and risks of an investment. Any conflicting information contained herein will be superseded in its entirety by such confidential offering memorandum. Investors should review the confidential offering memorandum (including, without limitation, the information therein as to the conflicts and risks) prior to making an investment decision. The information and opinions contained in this document are for the purpose of providing background information only, do not purport to be full or complete and do not constitute investment advice. No reliance should be placed, for any purpose, on the information or opinions contained in this document or their accuracy or completeness. No representation, warranty or undertaking, express or implied, is given as to the accuracy or completeness of the information or opinions contained in this document by Corvex or any Corvex fund or by their respective directors, officers, partners, shareholders, employees or affiliates and no liability is accepted by any of the foregoing for the accuracy or completeness of any such information or opinions. Securities or investment ideas are presented to illustrate Corvex’s typical research process and not to suggest or show profitability of any or all transactions. There should be no assumption that any specific portfolio securities identified and described herein were or will be profitable. Corvex may, at any time, reevaluate its holdings in any such positions. Except where otherwise indicated herein,the information provided hereinisbasedon matters astheyexistasofthedateof preparation, andmaynotbe updated or otherwise revisedtoreflect information that subsequently becomes available, or circumstances existing or changes occurring after the date hereof. Figures provided herein are rounded as applicable. Information contained herein is believed to be accurate and/or derived from sources which Corvex believes to be reliable; however Corvex disclaims any and all liability as to the completeness or accuracy ofthe information contained hereinandforany omissions of material facts.Past performance doesnot guarantee futureresults. | 2 CORVEX MANAGEMENT LP

Introduction to Corvex

- Value-based investing across the capital structure in situations with clearly identifiable catalysts
- Active investing to create asymmetric risk/reward opportunities
- 13D investments since inception include AboveNet (acquired by Zayo in March '12), Corrections Corporation of America (submitted private letter ruling to IRS for REIT conversion in July '12), and Ralcorp (Keith Meister joined Board in October '12)
- Corvex owns common shares and share equivalents representing approximately 5% of ADT (13D filed today), making the investment our largest position since inception

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Company Overview • ADT is the market leader in home security monitoring in the U.S. and Canada, with approximately 6.5 million subscribers • 90% of ADT’s revenues are recurring monthly service fees ($38 ARPU),withannual attrition of13% • Holds25%marketshare,~6xthenextlargest competitor • $9.0B market cap and $11.2B TEV(1); ~$3.2B of revenue and ~$1.6B ofEBITDA (~49.2% margin(2))forthefiscalyearending 9/30/12E • EV / ‘13E EBITDA of 6.5x and ‘13E levered ‘steady?state’ free cash flowyieldof10%(basedon existing capital structure) (3) • 2007?2012E revenue and EBITDA CAGRs of ~9% and ~13%, respectively (including $2.0B Brinks acquisition) • Spin ?off from Tyco was completed on September 28 (1) Based on a closing price of $38.10 on October 23, 2012. (2) Excluding $15?17 million one?time increase in legal reserves in 4Q12E. (3) Fiscal 2013E figures represent Corvex estimates. | 4 CORVEX MANAGEMENT LP

Investment Thesis • Unique franchise asset • Defensive, predictable business model • Strong financial profile with stable, consistent cash flows • Unappreciated secular growth tailwinds • The right asset for today’s economic and interest rate environment • Massive balance sheet optionality -Ability to increase leverage and improve capital allocation -Equity shrink story waiting to happen -Accelerate growth (organically or inorganically) -Attractive returns on invested capital Maintaining current capital structure is indefensible | 5 CORVEX MANAGEMENT LP

Why is ADT Mispriced?

- Investor disappointment over capital structure post-spin
- Unclear plans for capital allocation
- Lack of true public comps
- Market confusion over sustainability of low cash tax rate
- Capital intensive but high ROIC growth
- Disbelief of market penetration potential
- Complicated accounting
- Flow-back issues after spin-off
- Sellside coverage issues

We believe all of these issues are temporary / correctable

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Unique Franchise Asset • #1 market share in the highly fragmented home security industry • 25% market share and ~6x relative market share • Large and stably growing industry, with low penetration relative to other home services (~40% addressable market penetration) • Attractive returns on capital, with ~14?21% unlevered IRRs on new subscribers Charts per ADT Investor Day Presentation (9/18/12) . | 7 CORVEX MANAGEMENT LP

Defensive, Predictable Business Model • Services are valuable to customers: safety and security of family and property represents a non?discretionary expenditure • Recession resilient: total revenues grew 4% in 2008 and 3% in 2009 (organically); overall industry also grew in both of last recessions • Customers are generally middle and upper class homeowners with assets to protect Security Alarm Monitoring and Servicing Chart per Ascent Capital (Monitronics) presentation. Barnes Associates data, February 2012. CORVEX MANAGEMENT LP

Recurring, Contract-Based Revenues

- 90% of revenues are recurring monthly service fees
- 3 year initial contract length and ~7-8 year average customer life
- Upfront installation fees of several hundred dollars help screen for committed subscribers

Annual Attrition



23.0%
21.0%
19.0%
17.0%
15.0%
13.0%
11.0%
2007
2008
2009
2010
2011
2012E
ADT
Verizon
AT&T
DirecTV
DISH
Cable (Industry Estimate)

Source: Company filings, Wall Street Research. ADT attrition represents RMR attrition, whereas satellite and wireless attrition represents subscriber attrition. Cable companies have not publicly disclosed attrition and gross adds for a number of years, but are commonly thought to have ~1.7-2.0% levels of monthly subscriber attrition (or ~20-24% annually).

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Strong Financial Profile EBITDA Growth (incl. Brinks acquisition) Recurring Revenue Growth (incl. Brinks acquisition) Unlevered FCF Margin % EBITDA Margin % 2007 2008 2009 2010 2011 2012E 2007 2008 2009 2010 2011 2012E Source: Company filingsand presentations, WallStreet Research. ADThasfiscalyearendof September 30. CORVEX MANAGEMENT LP | 10

The Right Asset for Today • ADT is the right asset for today’s economic and interest rate environment • Equity can be thought of as a stable stream of cash flows from the Company’s existing subscriber base, plus a differentiated platform for ongoing growth investment with attractive returnsoncapital • The value of ADT’s existing subscriber base has never been higher giventhecurrentultra?low interest rate environment -Furthermore, lowering Company’s cost of capital by increasing leverage creates immediate equityvalue • In addition, we believe ADT is currently under?earning with “Pulse” (significantly higher ARPU product) at less than 3% of its subscriber base compared to a take rate of 39% for new internally generated subslast quarter -Recovery in new household formation, which appears to be taking hold,shouldalsoliftoverallmarketgrowth | 11 CORVEX MANAGEMENT LP

Returns Summary • ADT represents an attractive risk?adjusted return investment with multiple waystowinandstrong downside protection • Our Base Case assumes: 6.0% and 7.0% recurring revenue growth in FY13 and FY14, respectively; ~200bps of margin expansion over FY13 and FY14; debt proceeds from step?up in leverage to 3.0x, leveraging ongoing EBITDA growth (? in EBITDA x3), and FCF after growthcapexusedtobuybackstock BASE UPSIDE DOWNSIDE CASE CASE CASE TARGET PRICE (ONE YEAR) $55.00 $63.00 $43.00 % Change 44.4% 65.4% 12.9% 2014E EBITDA $1,862 $1,862 $1,802 Net Debt / ‘13E EBITDA 3.0x 3.5x 1.3x Diluted Shares @ 9/30/13 156 136 235 % Change (33.6%) (42.0%) 0.0% TEV / ‘14E EBITDA 7.4x 7.8x 6.6x Levered Steady-State FCF Yield 10.1% 9.3% 9.3% Cash ‘14E P / E 12.4x 14.0x 13.7x GAAP ‘14E P / E 17.8x 20.1x 19.6x ‘14E RMR Multiple 49.9x 53.0x 44.3x CORVEX MANAGEMENT LP | 12

Valuation Summary

- ADT's business model creates an annuitized stream of cash flows
- We think about the stability of these cash flows similarly to REITs, utilities, MLPs, and best-in-class consumer staples companies
- Investors have gotten comfortable valuing REITs and other capital intensive industries on the basis of free cash flow after maintenance capex, and then applying a multiple based on growth opportunities and return on investment
  - Steady-state free cash flow concept, which debt investors have become comfortable with, is essentially the same as AFFO

Levered Steady-State Free Cash Flow / AFFO Multiples				
ADT @ 3.0x 9x	ADT Current 12x	MLPs 15x	Staples 17x	REITs 22x
Price @ Multiple:	→	$61	$67	$83

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Steady-State Free Cash Flow Illustration

- We refer to calculation with no credit for ongoing price increases as AFFO methodology (i.e., free cash flow will continue to grow by level of price increases), and calculation which adds back for price increases as bond methodology (i.e., true fixed income yield)

Ending Subscribers	6.624
2013E ARPU	$40.08
Annualized Recurring Revenues	**$3,186**
User Attrition	16.0%
Subscribers Lost	(1.060)
Churned Subscriber ARPU	$37.00
Recurring Revenues Lost	($471)
Recurring Revenues after Attrition	$2,715
Annual Base Price Escalation	1.75%
Price Contribution to Recurring Revenues	$48
Recurring Revenues after Price Increase	**$2,763**
Direct Gross Ads	0.632
ARPU per Direct Gross Ad	$43.00
Direct Channel Recurring Revenues Added	**$326**
Beginning Recurring Revenue	$3,186
RMR Attrition	(471)
Base Price Escalation	48
Direct Gross Ads	326
Recurring Revenue before Dealer Acquisitions	$3,089
Steady-State Dealer Acq. Revenue Required	**$97**
ARPU for New Dealer Purchases	$43.00
Dealer Purchases Required	0.187
Dealer RMR Purchase Multiple	30.0x
Dealer Acquisitions Spending Required	**$242**
2013E EBITDA	**$1,707**
Maintenance Corporate / Other CapEx	35
Subscriber System Assets	406
Steady-State Dealer Acquisitions	242
Total Steady-State CapEx	683
Unlevered Steady-State FCF	**$1,023**
TEV Multiple	*10.9x*
TEV Yield	*9.2%*
Total CapEx	$1,180
Growth CapEx	$497

Full Credit for Tax Benefit:	
Interest @ 1.3x Leverage	$90
Taxes @ 1.3x Leverage	51
Levered Steady-State FCF	**$883**
Equity Multiple	*10.1x*
Equity Yield	*9.9%*
Share Price @ 7.0% Yield	*$53.66*
Interest @ 3.0x Leverage	$226
Taxes @ 3.0x Leverage	41
Levered Steady-State FCF	**$756**
Equity Multiple	*8.0x*
Equity Yield	*12.5%*
Share Price @ 7.5% Yield	*$55.32*
NPV of Tax Benefit:	
Interest @ 1.3x Leverage	$90
Full Taxes @ 1.3x Leverage	254
Levered Steady-State FCF	**$679**
Equity Multiple	*11.0x*
Equity Yield	*9.1%*
Share Price @ 7.0% Yield	*$47.68*
Interest @ 3.0x Leverage	$226
Full Taxes @ 3.0x Leverage	206
Levered Steady-State FCF	**$591**
Equity Multiple	*7.9x*
Equity Yield	*12.6%*
Share Price @ 7.5% Yield	*$51.69*
ADT Stock Price	**$38.10**
Diluted Shares Outstanding	235
Market Capitalization	**$8,954**
Current Net Debt	2,200
TEV	**$11,154**

Note: Interest expense increases to 4.5% from current 3.0% YTM at 3.0x leverage. Debt proceeds in this example paid out directly to shareholders (buyback would result in higher values).

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Multiple Ways to Create Value

- Financial outperformance
  - ARPU growth tailwind
  - Secular penetration opportunity
  - Margin expansion
- Capital structure and capital allocation
  - Company's existing debt now yields less than 3% (pre-tax)
  - Use balance sheet to accelerate growth organically or via M&A
  - 3.0x net / EBITDA leverage level would enable ADT to immediately repurchase ~30% of the Company at attractive prices[(1)]

(1) Capital return could take the form of share repurchases or dividends depending on various considerations.

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Pulse and Home Automation • New interactive service offerings have the potential to transform home security product at a higher price point and expand the addressable market beyond traditional burglar alarms • ADT’s advanced “Pulse” offering consists of remote system arm / disarm, lighting and climate control, remote video monitoring and video clips, custom notifications and scheduled events, and other lifestyle features

Pulse Driving ARPU Growth Tailwind • Pulse has a 30%+ higher price point ($50+ monthly ARPU) than the Company’s existing subscriber base • Increased interactivity and higher customer satisfaction should also reduce churn, resulting in higher customer IRRs and cash flow • Less than 3% of ADT’s existing subscriber base has Pulse today; we believe this mix can rise to ~50% over time • Pulse take?rate is accelerating, reaching 39% of internal gross adds in the June quarter, compared to 35% in the prior quarter and 19% in the June quarter of last year • Pulse will begin to be offered through the dealer channel this fall, driving further adoption • ADT’s ARPU growth is accelerating, growing 2.8%, 3.5%, and 3.6% in the last 3 quarters, respectively | 17 CORVEX MANAGEMENT LP

Secular Penetration Opportunity • In addition to driving ARPU growth, home automation has the potential to increase residential penetration and drive market share gains for ADT • Pulse expands the value proposition of ADT’s services beyond the traditional security and life safety platform, increasing the size of the total addressable market -Pulse take?rates have grown more rapidly than expected, indicating strong customer interest in advanced service offerings • We estimate total addressable market penetration of only ~40% today; penetration of home automation nascent at only ~2% • New technologies will also make it more difficult for ‘mom & pops’ to compete in the historically fragmented home security industry, driving market share gains for technology and scale leaders like ADT | 18 CORVEX MANAGEMENT LP

Continued Margin Expansion EBITDA Margin % • We believe ADT’s margins will 50.0% continue to expand over time, 48.0% as they have done steadily over 46.0% the past 5 years, driving EBITDA 44.0% growth in excess of the top?line 42.0% • Management guidance of flat 40.0% ~50% EBITDA margins is 2007 2008 2009 2010 2011 2012E conservative, consistent with historical Tyco practice • Pulse results in increased upfront SAC, followed by increased ARPU flowing through at high incremental margins Chart (Cost to Serve) per ADT • Service margins in excess of 70% Investor Day Presentation (9/18/12). CORVEX MANAGEMENT LP | 19

Cost Structure Opportunity

- After normalizing for estimated SAC expensed in SG&A, we estimate ADT's pre-SAC SG&A represents over 25% of revenues
- Based on peers, we conclude that there are potentially material opportunities to improve ADT's cost structure as a standalone public company, enhancing both EBITDA margins and free cash flow

($ in mm)	ADT Breakdown			Monitronics Breakdown			Broadview Breakdown			Protection One Breakdown		
	2009	2010	2011	2009	2010	2011	2007	2008	2009	2007	2008	2009
% Direct Sales / % Direct Dealer	~50% / ~50%			0% / 100%			~80% / ~20%			~90% / ~10%		
EBITDA	$1,000	$1,191	$1,494	$153	$187	$217	$173	$205	$191	$107	$109	$123
Adjusted EBITDA (pre-SAC)	1,223	1,462	1,780	153	187	217	269	307	313	123	127	134
Adjusted EBITDA margin	54.4%	56.4%	57.2%	65.3%	68.8%	69.6%	55.5%	57.6%	55.4%	35.3%	34.1%	36.4%
Adjustments:												
Expensed SAC within SG&A	$223	$271	$286	NA	NA	NA	$96	$101	$123	$15	$17	$11
Direct Comparison:												
SG&A	839	1,022	1,076	52	52	77	144	151	191	125	137	127
SG&A as % of Revenue	37.3%	39.4%	34.6%	22.4%	19.3%	24.6%	29.8%	28.3%	33.8%	36.0%	36.8%	34.6%
Adjusted SG&A (pre-SAC)	616	751	790	NA	NA	NA	48	50	68	110	119	116
Adjusted SG&A as % of Revenue	27.4%	29.0%	25.4%	22.4%	19.3%	24.6%	10.0%	9.3%	12.1%	31.7%	32.1%	31.6%
Advertising	76	113	152	NA	NA	NA	42	42	59	4	5	3
Advertising as % of Revenue	3.4%	4.4%	4.9%	NA	NA	NA	8.6%	7.9%	10.4%	1.0%	1.3%	0.8%
Memo: Revenue	$2,247	$2,591	$3,110	$234	$272	$312	$484	$532	$565	$348	$372	$368

Note: Protection One is only ~30% residential, and small business customers typically have higher churn and higher costs.

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Financial Outperformance • Street has initially responded to management’s growth plan with skepticism • Analysts projecting ~3?5% revenue growth, compared to management’s goal of 5?7% • We believe management’s plan is achievable, and the ARPU tailwind from Pulse will lead to ADT exceeding revenue and profit estimates over time • Subscriber growth through home automation value proposition is a free call option on additional upside, with potential for both increased residential penetration and market share gains • Additional potential upside drivers include a recovery in new household formation (which appears to be happening), cost savings opportunities, and growth in small business channel | 21 CORVEX MANAGEMENT LP

Ability to Change Balance Sheet not Reflected in Current Valuation

- ADT's defensive business, predictable, contract-based revenue stream, and high free cash flow conversion create opportunity for significant leveraging of its balance sheet
  - ADT capital structure should have been an important consideration in Tyco spin-off rationale
  - Company's existing 5-year debt literally trades at ~1.7% yield to maturity and the Company's entire debt structure trades at a blended 2.96% yield to maturity
  - There is a massive opportunity to lower ADT's overall cost of capital by prudently increasing leverage that the Company is currently ignoring
- Leverage for home security peers and cable companies is generally 2-5x EBITDA in the public markets (and, not surprisingly, often higher in the private markets)

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Optimize Capital Structure and Capital Allocation

- We believe ADT should immediately increase leverage to 3.0x Net Debt / EBITDA and maintain a fixed leverage target of 3.0x going forward
  - 3.0x level is conservative relative to home security peers, cable companies, and other alternative comps
  - Would enable the Company to repurchase ~30% of its float today[1]
- Use debt proceeds to both return capital to shareholders and accelerate growth
  - Multiple accretive options exist
  - Changing cost of capital and buying back under-valued stock now creates significant long-term equity value
- Use ongoing incremental debt proceeds (from leveraging EBITDA growth) and excess free cash flow to return capital to shareholders, and clearly communicate leverage target and capital allocation plan

(1) Capital return could take the form of share repurchases or dividends depending on various considerations.

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Low Cost of Funding Provides Multiple Accretive Options

- We can debate the optimal combination, but we cannot debate or support maintaining the current inefficient capital structure



Cost of Funding
~2-4% (after-tax)
Growth Investment
Direct Sales
Dealer Acqs.
M&A
~16-23% IRR
~12-19% IRR
12-20%+ ROIC
Capital Return
Dutch Tender
Special Dividend
Ongoing Buyback
Annual Dividend
Repeat Virtuous Cycle

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Significant Cost of Capital Arbitrage • We believe it is irresponsible for ADT not to capitalize on its current costof funding -ADT’s debt trades well above par only 3 months after issuance; 4.875% notes recently tradedabove110 -5yeardebtnowyieldsonly1.7% pre?tax • By funding itself with 80% equity, we estimate the Company loses approximately $105 million annually or $286,540 per day of shareholders’ money (1) Recent Current YTM @ After-Tax Balance Coupon Price Yield Mkt Px @ 35% Issued Maturity 2.250% Sr. Unsecured due 2017 $750.0 2.25% 102.7 2.19% 1.66% 1.08% 7/5/12 7/15/17 3.500% Sr. Unsecured due 2022 1,000.0 3.50% 104.7 3.34% 2.94% 1.91% 7/5/12 7/15/22 4.875% Sr. Unsecured due 2042 750.0 4.88% 109.9 4.43% 4.28% 2.78% 7/5/12 7/15/42 Total $2,500.0 3.54% 105.6 3.33% 2.96% 1.93% (1) As compared to3.0x leverage, with4.5% pre?taxcostofdebt,35.0% long?termtaxrate,and7.0% equitycostofcapital. (2): Note:Recentpricesper Bloomberg (10/19/12) . | 25 CORVEX MANAGEMENT LP

Leverage Comparison

	Total Debt / EBITDA	Net Debt / EBITDA	Net Debt / (EBITDA - CapEx)	(EBITDA - CapEx) / Interest	EBITDA / Fixed Charges	Credit Ratings	Weighted Avg. Interest Rate [1]	Weighted Avg. YTM [2]
Protection 1 [3]	3.6x	3.4x	5.8x	1.5x	1.2x	N/A	6.5%	N/A
Monitronics	4.2x	3.8x	19.1x	0.7x	0.9x	CCC+	6.5%	6.0%
Vivint	5.5x	5.5x	N/A	N/A	N/A	N/A	N/A	N/A
Securitas [4]	7.2x	7.1x	17.0x	N/A	N/A	B	7.2%	6.8%
Home Security Average	**5.1x**	**4.9x**	**13.9x**	**1.1x**	**1.1x**		**6.7%**	**6.4%**
Comcast	1.9x	1.8x	2.5x	6.2x	1.8x	BBB+	5.8%	2.8%
Time Warner Cable	3.5x	3.1x	5.1x	2.9x	1.4x	BBB	6.4%	3.2%
Cablevision	5.4x	5.2x	11.1x	1.3x	1.1x	BB	7.5%	5.0%
Charter	4.8x	4.8x	12.0x	1.2x	1.1x	BB-	7.2%	6.6%
DTV	2.1x	1.8x	3.4x	5.3x	1.3x	BBB	4.6%	2.9%
Dish	3.0x	2.2x	3.2x	4.5x	1.5x	BB-	6.7%	3.5%
Cable / Satellite Average	**3.5x**	**3.2x**	**6.2x**	**3.6x**	**1.4x**		**6.4%**	**4.0%**
Verizon	1.4x	1.1x	1.6x	9.6x	2.2x	A-	5.7%	5.5%
AT&T	1.5x	1.5x	2.7x	6.4x	1.4x	A-	5.2%	4.4%
Telco Average	**1.5x**	**1.3x**	**2.2x**	**8.0x**	**1.8x**		**5.4%**	**4.9%**
REIT Average	**6.3x**	**6.0x**	**7.8x**	**2.7x**	**2.0x**		**5.0%**	**2.4%**
Utilities Average	**4.3x**	**4.2x**	**16.2x**	**1.4x**	**0.8x**		**5.4%**	**3.0%**
Staples Average	**1.5x**	**1.2x**	**1.5x**	**20.7x**	**2.2x**		**3.8%**	**1.9%**
Total Mean	**3.7x**	**3.5x**	**8.0x**	**6.2x**	**1.5x**		**5.5%**	**3.8%**
Total Median	**3.9x**	**3.7x**	**7.0x**	**3.1x**	**1.6x**		**5.4%**	**3.5%**
ADT -- Current	**1.6x**	**1.4x**	**3.9x**	**6.3x**	**1.4x**	**BBB**	**3.5%**	**3.0%**
ADT @ 3.0x	**3.2x**	**3.0x**	**8.6x**	**2.6x**	**1.2x**	**IG**	**4.2%**	**3.9%**

(1) Weighted average interest rate for total outstanding debt.
(2) Weighted average yield to maturity for total corporate debt.
(3) Total debt, cash and LTM EBITDA as of March 31, 2010; Full year capex, interest, and taxes as of 12/31/2009.
(4) Debt figures excludes shareholder loan.

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Leverage Comparison (cont’d) Net Debt / CY 2012E EBITDA Sector Group Median Cable, Satellite, and Telecom ADT Vivint Securitas Monitronics Protection 1 Source: Wall Street Equity Research, Capital IQ, and Green Street Estimates. (1) Total debt, cash and LTM EBITDA as of March 31, 2010. CORVEX MANAGEMENT LP

Optimize Capital Structure and Capital Allocation ~30% ‘12E ?’15E EBITDA Growth ~45% Reduction in Shares Outstanding Significant Equity Appreciation Capitalreturncouldtaketheformofshare repurchases or dividends depending onvarious considerations. | 28 CORVEX MANAGEMENT LP

Power of Levered Share Repurchases • Ongoing equity shrink combined with financial outperformance leadsto significant long?termvalue creation • A discounted cashflow analysis isthemost appropriate waytovalue ADTinour opinion • As shown below, changing the Company’s cost of capital by borrowing at today’s ultra?low interest rates and using debt proceeds to repurchase ADT’s stock results in a significant increase in equity value ADT Discounted Cash Flow Valuation Status Net Debt / EBITDA Quo 3.0x 1.5x 2.0x 2.5x 3.0x 3.5x 4.0x ADT Share Price $44.68 $67.68 $49.06 $53.83 $59.92 $67.68 $78.15 $92.34 % Change to Current 17.3% 77.6% 28.8% 41.3% 57.3% 77.6% 105.1% 142.4% 000000 Cumulative % Change in Shares 0.0% (43.2%) (9.9%) (21.0%) (32.1%) (43.2%) (54.3%) (65.4%) Note: DCF valuation assumes 7.0% discount rate (equity cost of capital) and exit in year 5 at 7.0% equity steady?state free cash flow yield. Analysis assumes interest rate increases with higher leverage. % Change to Current based on ADT Share Price of $38.10, closing price on October 23, 2012. | 29 CORVEX MANAGEMENT LP

“Equity Shrink” Stories Have Significantly Outperformed • Stable growth combined with an appropriate capital structure, ongoing share repurchases, and clear investor communication of leverage target and buyback strategy has led to significant outperformance

Comparable Companies Valuation Analysis TEV / CY 2013E EBITDA Sector Group Median Cable, Satellite, and Telecom ADT Monitronics Source: Wall Street Equity Research, Capital IQ, and Green Street Estimates. Note: Market data as of 10/23/2012. CORVEX MANAGEMENT LP | 31

Comparable Companies Valuation Analysis (cont’d) CY 2013E Levered FCF Yield Leverage) Leverage) Sector Group Median Cable, Satellite, and Telecom ADT Source: Wall Street Equity Research, Capital IQ, and Green Street Estimates. Note: Market data as of 10/23/2012. CORVEX MANAGEMENT LP

Comparable Companies Valuation Analysis (cont’d) 2013E Levered Steady State Free Cash Flow Yield (AFFO methodology / no pricing add?back) Sector Group Median Cable, Satellite, and Telecom ADT Monitronics Source: Wall Street Equity Research, Capital IQ, and Green Street Estimates. Note: ADT and Monitronics methodology assumes no credit for ongoing price increases (i.e. free cash flow should continue to grow~2%). Market data as of 10/23/2012. CORVEX MANAGEMENT LP

Comparable Companies Valuation Analysis (cont’d) 2013E Levered Steady State Free Cash Flow Yield (bond methodology / including pricing add?back) Sector Group Median ADT Monitronics Comparable Interest Rates Source: Barclays Capital and Zillow Mortgage Marketplace. Note: ADT and Monitronics methodology adds back ongoing price increases (i.e. represents fixed, bond?like yield). Market data as of 10/23/2012. CORVEX MANAGEMENT LP | 34

Comparable Companies Valuation Analysis (cont’d) TEV / CY 2013E Unlevered FCF Sector Group Median Cable, Satellite, and Telecom ADT Monitronics Source: Wall Street Equity Research, Capital IQ, and Green Street Estimates. Market data as of 10/23/2012. CORVEX MANAGEMENT LP | 35

Comparable Companies Valuation Analysis (cont’d) TEV / CY 2013E Unlevered Steady?State FCF Sector Group Median Cable, Satellite, and Telecom ADT Monitronics Source: Wall Street Equity Research, Capital IQ, and Green Street Estimates. Note: Market data as of 10/23/2012. CORVEX MANAGEMENT LP

Comparable Companies Valuation Analysis (cont’d) Price / CY 2013E EPS 25.0x 23.2x 21.6x 20.0x 19.7x 20.0x 16.7x 16.0x 15.0x 15.6x 15.7x 13.5x 13.9x 14.0x 14.0x 12.4x 10.0x 9.9x 5.0x Charter REITs ADT CablevisionConsumer Verizon MLPs Utilities Comcast Dish ADT AT&T Time DIRECTV (GAAP EPS) Staples (Cash EPS) Warner Sector Group Median Cable, Satellite, and Telecom ADT Source: Wall Street Equity Research, Capital IQ, and Green Street Estimates. Note: 3?Year CAGRs (2012E –2015E) used for ADT, cable, satellite, and telecom. 2?Year CAGRs (2012E –2014E) used for REITs, Consumer Staples, MLPs, and Utilities. Price / CY 2013E EPS calculated using AFFO for REITs and Distributable Cash Flow per Unit for MLPs. Market data as of 10/23/2012. | 37 CORVEX MANAGEMENT LP

Comparable Companies Operating Performance Revenue CAGR Sector Group Median Cable, Satellite, and Telecom ADT Monitronics Source: Wall Street Equity Research, Capital IQ, and Green Street Estimates. Note: 3?Year CAGRs (2012E –2015E) used for ADT, cable, satellite, and telecom. 2?Year CAGRs (2012E –2014E) used for Monitronics, REITs, Consumer Staples, MLPs, and Utilities. CORVEX MANAGEMENT LP

Comparable Companies Operating Performance EBITDA CAGR Sector Group Median Cable, Satellite, and Telecom ADT Monitronics Source: Wall Street Equity Research, Capital IQ, and Green Street Estimates. ADT per Corvex estimates. Note: 3?Year CAGRs (2012E –2015E) used for ADT, cable, satellite, and telecom. 2?Year CAGRs (2012E –2014E) used for Monitronics, REITs, Consumer Staples, MLPs, and Utilities. CORVEX MANAGEMENT LP

Comparable Companies Operating Performance EPS CAGR Sector Group Median Cable, Satellite, and Telecom ADT Source: Wall Street Equity Research, Capital IQ, and Green Street Estimates. Note: 3?Year CAGRs (2012E –2015E) used for ADT, cable, satellite, and telecom. 2?Year CAGRs (2012E –2014E) used for REITs, Consumer Staples, MLPs, and Utilities. EPS CAGR calculated using AFFO for REITs and Distributable Cash Flow per Unit for MLPs. CORVEX MANAGEMENT LP

Recent Precedent Transactions RMR Purchase Multiples 65.0x Recent Precedent Transactions ADT Source: Company filings, press releases, Wall Street Equity Research, and Capital IQ. | 41 CORVEX MANAGEMENT LP

Bear Arguments • Limited FCF after growth capex • Cash tax shield going away after 2 years • Cable entry / threat | 42 CORVEX MANAGEMENT LP

Limited FCF After Growth Capex • A DCF is the best way to value ADT in our opinion • EBITDA –CapEx or FCF yield at a point in time is not a thoughtful cash flow valuation methodology -Not atypical for home security companies and other capital intensive businesses to have negative FCF -EBITDA –CapEx can be artificially inflated or deflated at any point in time by company’s level of discretionary growth capex • Equity investors should welcome growth investment by businesses with attractive returns on capital -Our analysis and field work supports the Company’s statement of ~14?21% unlevered customer IRRs -ADT should borrow at 3% and invest / re?invest in itself at ~14?21% returns as much as it can | 43 CORVEX MANAGEMENT LP

The Death of ADT’s Single?Digit Cash Tax Rate Has Been Greatly Exaggerated • The post–spin tax carryforwards along with cash tax planning opportunities will allow ADT to sustain a single?digit cash tax rate consistent with pre?spin cash tax rates (The ADT Corporation Form 10 Presentation, 4/10/12) • ADT will have significant deferred tax assets which results in the cash tax rate being significantly below the P&L rate -ADT expects to have $1.0 ?$1.2 billion of federal tax loss carry forwards at the time of the separation -In addition, ADT expects to have the ability to accelerate certain tax deductions that would allow us to minimize our cash tax rate for a period of time beyond the full utilization of the initial deferred tax assets (The ADT Corporation Investor Day Presentation, 9/18/12) | 44 CORVEX MANAGEMENT LP

Cash Taxes (cont'd)

- While we will all learn more in November, our work has corroborated the existence of deferred tax assets (in addition to the inherited carry forward) which should enable ADT to preserve a low cash tax rate for 6+ years
- Additionally, the business should continue to generate an ongoing cash tax shield through continued subscriber growth and the upfront deduction of subscriber acquisition costs
- A more appropriate capital structure will also lengthen the duration of ADT's valuable cash tax assets
- No evidence of significant one-time "bonus depreciation" in deferred tax liabilities on ADT's balance sheet
- Conspiracy theorists seem to not understand that companies are only able to make limited commentary during spin-off and while awaiting IRS rulings

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Cash Taxes (cont’d) • No other home security company is a significant cash tax payer • Importantly, we expect to be very efficient from a cash tax rate perspective. That’s going to be driven by two things. First, we expect that we’re going to inherit between $1 billion and $1.2 billion NOL at the time of the spin. In addition to that, we have the opportunity to accelerate certain deductions that will allow us to minimize that cash tax rate for a period of time beyond fully utilizing that initial NOL that we inherit… Overall, we expect our cash tax rate will be driven by federal AMC taxes, state taxes and Canadian income and withholding taxes resulting in an overall cash tax rate of between 6% and 8%. (Kathryn A. Mikells, 9/18/12) | 46 CORVEX MANAGEMENT LP

Cable Entry / Threat • We believe cable threat is manageable, which is not necessarily a contrarian view • Discussion of cable entering home security numerous times over the past 10?15 years, without results to date • Comcast is only cable company with a real home security product today (passes ~40% of homes in the U.S.) -Other cablecos behind Comcast; ‘science project’ stage for some • Home security companies have watched Comcast’s test markets and other test markets historically and not detected any impact • Home automation and advanced service offerings could change the opportunity for cable, but more likely to grow the overall market and threaten ‘mom & pops’ than negatively impact ADT | 47 CORVEX MANAGEMENT LP

Cable Entry / Threat (cont'd)

- Cable industry would need to improve its image and devote resources to effectively compete in home security
  - Much more complicated sales and marketing effort
  - Home security involves thousands of dollars of installed equipment, requiring more skilled technicians (and limiting synergies with existing truck rolls)
  - Need to overcome real and perceived poor customer satisfaction and lousy customer service
  - Cable not historically strong at selling anything other than triple play
  - When cable began providing landline telephony in the 1990s (a commodity product), achieved only ~7-8% share after 5 years
- Home security end market is not material to large cable companies
  - Main area of growth outside of core triple play is SMB

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Cable’s Relevance as Comp Group Overstated • Pay?TV is saturated / fully?penetrated industry • High speed internet still growing, but blended cable revenue growth still lower than home security by ~30?40% • Several well capitalized competitors trying to steal existing subscribers in any given market • Business model based on distributing another company’s content -Industry facing declining margins in video product due to rising content costs • Poor customer satisfaction (negative net promoter scores) • Requires centralized network maintenance capex • FCF benefitting from hiatus in growth capex after industry ?wide rollout of DOCSIS 3.0 | 49 CORVEX MANAGEMENT LP

Conclusion Predictable, Growing Cash Flows Under?levered Capital Structure / Balance Sheet Optionality Equity Shrink Story Multiple Expansion / Equity Appreciation CORVEX MANAGEMENT LP | 50